January 21, 2011

Mr. Russell Mancuso

Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Tornier B.V.
Registration Statement on Form S-1 (File No. 333-167370)

Dear Mr. Mancuso:

On behalf of Tornier B.V. (the “Company”), and following discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 20, 2011, we hereby submit to the Commission responses to the comments of the Staff pertaining to the Company’s Registration Statement on Form S-1 filed on June 8, 2010, as amended on July 15, 2010, August 11, 2010, September 14, 2010, October 4, 2010, October 14, 2010, October 27, 2010, November 12, 2010, January 7, 2011 and January 18, 2011 (the “Registration Statement”), in respect of the initial public offering of its ordinary shares and contained in your letter dated January 19, 2011 to the Company.  On behalf of the Company, we hereby submit to the Commission Amendment No. 10 to the Registration Statement (the “Amendment”), which contains changes made in response to the Staff’s comments.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes.  References to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith.  Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

Management’s Discussion and Analysis of Financial Condition, page 48

1.                                       Comment:  If the registrant intends to request acceleration before it includes audited financial statements for the fiscal year ended January 2, 2011, please tell us whether you know of any material information that such financial statements would reveal and if so, why you believe you can omit the information from the prospectus.

Response:  The Company respectfully submits that it currently intends to request acceleration before the Company’s audited financial statements for the fiscal year ended January 2, 2011 will be available and therefore does not intend to include such financial statements in the Registration Statement.  The Company further advises the Staff that it is not aware of any material information that such financial statements would reveal.

Potential Payment upon a Termination or Change in Control, page 130

2.                                       Comment:  Please tell us, with a view to disclosure, why the cash severance of $360,628 payable to Mr. Epinette in the event of a “voluntary/for cause termination” mentioned in the table on page 131 includes an amount greater than his salary of $278,171.  We note the updated disclosure for the fiscal year ended January 2, 2011 in the Summary Compensation Table on page 124.

Response:  The Company respectfully advises the Staff that, assuming the triggering event occurred on January 2, 2011, the cash severance payable to Mr. Epinette in the event of a “voluntary/for cause termination” reflects an amount equal to twelve months’ “gross salary.”  We have been advised by French counsel that, for purposes of determining the cash severance payable to Mr. Epinette in the event of a “voluntary/for cause termination,” Mr. Epinette’s gross salary should represent the average salary he received during the twelve-month period preceding his termination and should include the annual incentive bonus amounts he received during such period.  As such, Mr. Epinette’s gross salary represents the monthly average compensation payable to Mr. Epinette in 2010, including (i) Mr. Epinette’s 2010 base salary (€209,498.00, or $278,171.44 assuming a foreign currency exchange rate of 1.3278 U.S. dollars for 1 Euro, an average conversion rate for 2010) and (ii) the amount of annual incentive bonus payable to Mr. Epinette in 2010 in respect of 2009 performance (€62,100, or $82,456.38 assuming a foreign currency exchange rate of 1.3278 U.S. dollars for 1 Euro), or €22,633.17 ($30,052.32, assuming a foreign currency exchange rate of 1.3278 U.S. dollars for 1 Euro), and the cash severance payable to Mr. Epinette in the event of a “voluntary/for cause termination” is therefore equal to $360,628.00.  The Company has also revised the Registration Statement on pages 127 and 132 to comply with the Staff’s comment.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.                                       Comment:  We reference your “draft” report for the 3-to-1 reverse stock split of the registrant’s ordinary shares to be effected on or prior to the effective date of the registrant’s registration statement for its initial public offering.  Before going effective, please have your auditors sign and date the audit report and remove the draft language.

Response:  The Company respectfully submits that, after giving effect to the 3-to-1 reverse stock split but prior to going effective, its auditors will sign and date the audit report and remove the draft language currently contained therein.

Note 21.  Subsequent Events, page F-45

4.                                       Comment:  We note the subsequent events disclosure that you expect oral argument to occur prior to the end of the current fiscal year with respect to the litigation mentioned in Note 20.  In your next amendment, please update the current status of the litigation.

Response:  The Company has revised the Registration Statement on page F-45 to comply with the Staff’s comment.

Exhibits and Financial Statement Schedules, page II-4

5.                                       Comment:  We note that you had previously filed as exhibit 10.6 your employment agreement with Mr. Ball; however, it appears that you have now removed the exhibit.  Please provide us a complete analysis demonstrating that removal is appropriate.

Response:  The Company respectfully advises the Staff that Mr. Ball’s employment agreement was previously filed as a result of his status as a named executive officer in 2009, in accordance with the requirements of Item 601(b)(10)(iii)(A) of Regulation S-K, which requires the filing of any compensatory plan, contract or arrangement in which any named executive officer participates.  Mr. Ball did not serve as a named executive officer in 2010, however, and accordingly, his employment agreement was removed as an exhibit to the registration statement. Furthermore, the Company has determined that Mr. Ball’s employment agreement is neither material in amount or significance such that it would require filing under Item 601(b)(10)(iii)(A).

Exhibit 5.1

6.                                       Comment:  Given your response to prior comment 2 of our December 23, 2010 letter, it remains unclear why the opinion is limited by the language “for further payment on such Shares” rather than stating directly whether shareholders will be liable for other assessments or calls solely because of security holder status.  Please advise or file a revised opinion.

Response:  Further to conversations with the Staff on January 20, 2011, the Company has filed a revised opinion that deletes the language “for further payment on such Shares” in paragraph (6) thereof to comply with the Staff’s comment.

7.                                       Comment:  It is unclear whether the opinion addresses all of the securities included in the fee table.  We note that the paragraph numbered (5) on page 2 of this exhibit refers to the “Shares” and the definition of “Shares” on page 4 of this exhibit means “collectively, Initial Shares and Overallotment Shares.”  However, given the definition of “Initial Shares” on page 3, it is unclear if the opinion addresses securities issued to parties other than Cede & Co.  Please advise or file a revised opinion.

Response:  The Company respectfully advises the Staff that the opinion addresses all of the securities included in the fee table.  By way of explanation, the opinion speaks to all of the ordinary shares being sold pursuant to the underwriting agreement and the terms of the underwriting agreement will provide for the sale of up to 8,750,000 of the Company’s ordinary shares, as well as the possible sale of up to 1,312,500 ordinary shares to cover overallotments, if exercised, which together include all of the securities in the fee table.  As discussed with the Staff on January 20, 2011, all of the ordinary shares to be issued in the offering will, as provided for under Dutch law, be issued by the Company to Cede & Co., as nominee of the Depository Trust Company, for the benefit of the underwriters named in the Registration Statement pursuant to the terms of the underwriting agreement.  As a result, there will not be ordinary shares issued to parties other than Cede & Co.  The Company has filed a revised opinion that amends the definition of “Shares” to make this clear.

Exhibit 99.1

8.                                       Comment:  Please tell us why you have not filed an updated consent from Millennium Research Group.  It is unclear if the prior consent included the new disclosure about research provided by Millennium Research Group in the first paragraph in the section entitled “Our Target Markets” on page 81.

Response:  As discussed with the Staff on January 20, 2011, the Company respectfully advises the Staff that the prior consent of Millennium Research Group (“Millennium”) filed on October 14, 2010 as exhibit 99.1 to the Registration Statement (the “Consent”) contemplates the new disclosure about research provided by Millennium.  Consistent with the terms of the Consent, the new disclosure in the first paragraph entitled “Our Target Markets” on p. 81 of the Registration Statement is found in the “Business” section of the Registration Statement and consists of data and information derived from Millennium’s “US Market Opportunities in Orthopedic Extremities 2009” report, a copy of which has been previously provided to the Staff.  As a result, the Company respectfully submits that an updated consent from Millennium is not required.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors.  Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang

Jeffery Fang

Enclosures

cc:                                 Mr. Tom Jones, Staff Attorney

Carmen L. Diersen, Global Chief Financial Officer

Cristopher Greer, Esq.